                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                     Golden Books Family Entertainment, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    380804104
                                 (CUSIP Number)

                               Reuben S. Leibowitz
                         E.M. Warburg Pincus & Co., Inc.
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                                  March 10, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------------------------------------
CUSIP No. 380804104
---------------------------------------------------------------------------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [X]

----------- ---------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS*
                WC

----------- ---------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
--------------------- --------- -------------------------------------------
                         7      SOLE VOTING POWER
                                     0

  NUMBER OF
   SHARES             --------- -------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY                           15,019,771
    EACH              --------- -------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH              --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     11,115,000

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 15,019,771
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                 [ ]

---------- ----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 41.2%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------------------------------------------------
CUSIP No 380804104
---------------------------------------------------------------------------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475
----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [X]


----------- ---------------------------------------------------------------
    3       SEC USE ONLY


----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF
----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------- --------- -------------------------------------------
                         7      SOLE VOTING POWER
                                     0

 NUMBER OF            --------- ------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY                         15,019,771
  OWNED BY            --------- ------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING                           0
  PERSON              --------- ------------------------------------------
   WITH                  10     SHARED DISPOSITIVE POWER
                                     11,115,000

----------- --------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 15,019,771
----------- --------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                [ ]
----------- --------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 41.2%
----------- --------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------
CUSIP No 380804104
--------------------------------------------------------------------------

----------- --------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.
----------- --------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
----------- --------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

----------- --------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -------------------------------------------
                         7      SOLE VOTING POWER
                                     0

 NUMBER OF
  SHARES              --------- -------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
 OWNED BY                            15,019,771
   EACH               --------- -------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
  PERSON
   WITH               --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     11,115,000

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 15,019,771
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                 [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 41.2%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------
CUSIP No. 380804104
--------------------------------------------------------------------------

----------- --------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC          I.D. # 13-3536050
----------- --------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [X]

----------- --------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------
    4       SOURCE OF FUNDS*
                AF
----------- --------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------- --------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------- --------- ------------------------------------------
                         7      SOLE VOTING POWER

                                     0
  NUMBER OF
   SHARES             --------- -------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY                           15,019,771
    EACH              --------- -------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON                                     0
    WITH              --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                     11,115,000

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 15,019,771
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                    [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 41.2%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

         Introductory Note.
         -----------------
         This Amendment No. 3 amends the Schedule 13D filed by the Reporting Entities on February 13, 1996, as amended by Amendment No. 1 filed by the Reporting Entities on May 16, 1996 and Amendment No. 2 filed by the Reporting Entities on March 7, 1997 (together, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock caused by (i) the fact that the Warrant owned by GP Holding to purchase 3,250,000 shares of Common Stock will become exercisable on May 8, 1998 in accordance with the terms of the Warrant; (ii) the receipt by GP Holding of quarterly dividends of Common Stock pursuant to the terms of the Certificate of Designation relating to the Preferred Shares; and
(iii) a decrease in the number of shares to which the Irrevocable Proxies relate caused by the sale of certain of such shares by the holders of such shares. As a result of such transactions, the percentage of Common Stock that may be deemed to be beneficially owned by the Reporting Entities has increased from 34.7% to 41.2%.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         Item 5 of the Schedule 13D is hereby amended by deleting subparagraphs
(a) and (b) therein and replacing them with the following:

         (a) and (b). GP Holding may be deemed to beneficially own the 3,904,771 shares of Common Stock to which the Irrevocable Proxies relate. This number is expected to decrease, as such shares are entitled to be transferred to third parties pursuant to the terms of the Irrevocable Proxies. Each of the Reporting Entities may be deemed to share the power to vote or direct the voting of such shares and therefore to beneficially own such shares. To the knowledge of the Reporting Entities, the power to direct the disposition of such shares is held by Richard Bernstein and certain of his affiliates. Additionally, on the date hereof, GP Holding owns of record 1,365,000 shares of Common Stock received as dividends on the Preferred Shares held by GP Holding. GP Holding may also be deemed to beneficially own the 6,500,000 shares of Common Stock issuable upon conversion of the Preferred Shares and the 3,250,000 shares issuable upon exercise of the Warrant. Each of the Reporting Entities may be deemed to share the power to vote and dispose of such shares and therefore to beneficially own such shares. Based on the 26,887,313 shares of Common Stock outstanding on November 7, 1997 (as reported by the Company in its Quarterly Report on Form 10-Q dated November 12, 1997 and treating as outstanding the shares of Common Stock issuable upon conversion of the Preferred Shares and exercise of the Warrant), the Reporting Entities beneficially own approximately 41.2% of the voting power relating to the Common Stock. In addition, GP Holding will continue to receive 780,000 shares of Common Stock annually as a dividend on the Preferred Shares through May 8, 2000, subject to adjustment, as described in
Item 6.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 1998


                              GOLDEN PRESS HOLDING, L.L.C.

                              By:  Warburg, Pincus Ventures, L.P.,
                                   Member

                              By:  Warburg, Pincus & Co.,
                                   General Partner


                              By: /s/ Stephen M. Distler
                                   ---------------------
                                   Name:  Stephen M. Distler
                                   Title: Partner


                              WARBURG, PINCUS VENTURES, L.P.

                              By:      Warburg, Pincus & Co.,
                                       General Partner


                              By: /s/ Stephen M. Distler
                                   ---------------------
                                   Name:  Stephen M. Distler
                                   Title: Partner


                              WARBURG, PINCUS & CO.


                              By: /s/ Stephen M. Distler
                                   ---------------------
                                  Name:  Stephen M. Distler
                                  Title: Partner


                              E.M. WARBURG, PINCUS & CO., LLC


                              By: /s/ Stephen M. Distler
                                   ---------------------
                                  Name:  Stephen M. Distler
                                  Title: Managing Director

                                                                    SCHEDULE I
                                                                    ----------

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                                   Present Principal Occupation
                                                   in Addition to Position with
                                                   WP, and Positions with the
Name                                               Reporting Entities
----                                               ----------------------------

Joel Ackerman                                      Managing Director and Member,
                                                   EMW

Susan Black                                        Managing Director and Member,
                                                   EMW

Christopher W. Brody                               Managing Director and Member
                                                   EMW

Harold Brown                                       Senior Managing Director and
                                                   Member, EMW

Errol M. Cook                                      Managing Director and Member,
                                                   EMW

W. Bowman Cutter                                   Managing Director and Member,
                                                   EMW

Elizabeth B. Dater                                 Managing Director and Member,
                                                   EMW

Stephen Distler                                    Managing Director, Member and
                                                   Treasurer, EMW

Harold W. Ehrlich                                  Managing Director and Member,
                                                   EMW

Louis G. Elson                                     Managing Director and Member,
                                                   EMW

John L. Furth                                      Vice Chairman of the Board
                                                   and Member, EMW

Stewart K.P. Gross                                 Managing Director and Member,
                                                   EMW

Patrick T. Hackett                                 Managing Director and Member,
                                                   EMW

Jeffrey A. Harris                                  Managing Director and Member,
                                                   EMW

A. Michael Hoffman                                 Managing Director and Member,
                                                   EMW

William H. Janeway                                 Managing Director and Member,
                                                   EMW

Douglas M. Karp                                    Managing Director and Member,
                                                   EMW

Charles R. Kaye                                    Managing Director and Member,
                                                   EMW

Henry Kressel                                      Managing Director and Member,
                                                   EMW

Joseph P. Landy                                    Managing Director and Member,
                                                   EMW

Sidney Lapidus                                     Managing Director and Member,
                                                   EMW

Kewsong Lee                                        Managing Director and Member,
                                                   EMW

Reuben S. Leibowitz                                Managing Director and Member,
                                                   EMW

S. Joshua Lewis                                    Managing Director and Member,
                                                   EMW

David E. Libowitz                                  Managing Director and Member,
                                                   EMW

Brady T. Lipp                                      Managing Director and Member,
                                                   EMW

Stephen J. Lurito                                  Managing Director and Member,
                                                   EMW

Spencer S. Marsh III                               Managing Director and Member,
                                                   EMW

Lynn S. Martin                                     Managing Director and Member,
                                                   EMW

Edward J. McKinley                                 Managing Director and Member,
                                                   EMW

Rodman W. Moorhead III                             Senior Managing Director and
                                                   Member, EMW

Maryanne Mullarkey                                 Managing Director and Member,
                                                   EMW

Howard H. Newman                                   Managing Director and Member,
`                                                  EMW

Gary D. Nusbaum                                    Managing Director and Member,
                                                   EMW

Sharon B. Parente                                  Managing Director and Member,
                                                   EMW

Dalip Pathak                                       Managing Director and Member,
                                                   EMW

Daphne D. Philipson                                Managing Director and Member,
                                                   EMW

Lionel I. Pincus                                   Chairman of the Board, CEO,
                                                   and Managing Member, EMW;
                                                   and Managing Partner, Pincus
                                                   & Co.

Eugene L. Podsiadlo                                Managing Director and Member,
                                                   EMW

Ernest H. Pomerantz                                Managing Director and Member,
                                                   EMW

Brian S. Posner                                    Managing Director and Member,
                                                   EMW

Arnold M. Reichman                                 Managing Director and Member,
                                                   EMW

Roger Reinlieb                                     Managing Director and Member,
                                                   EMW

John D. Santoleri                                  Managing Director and Member,
                                                   EMW

Steven G. Schneider                                Managing Director and Member,
                                                   EMW

Sheila N. Scott                                    Managing Director and Member,
                                                   EMW

Eugene J. Siembieda                                Managing Director and Member,
                                                   EMW

James E. Thomas                                    Managing Director and Member,
                                                   EMW

John L. Vogelstein                                 Vice Chairman of the Board
                                                   and Member, EMW

Elizabeth H. Weatherman                            Managing Director and Member,
                                                   EMW

Pincus & Co.*

NL & Co.**











------------------------
* New York limited partnership; its primary activity is ownership in WP and EMW.
** New York limited partnership; its primary activity is ownership in WP.

                                 Members of EMW

                                                   Present Principal Occupation
                                                   in Addition to Position with
                                                   EMW, and Positions with the
Name                                               Reporting Entities
-----                                              ----------------------------

Joel Ackerman                                      Partner, WP

Susan Black                                        Partner, WP

Christopher W. Brody                               Partner, WP

Harold Brown                                       Partner, WP

Dale C. Christensen(1)

Errol M. Cook                                      Partner, WP

W. Bowman Cutter                                   Partner, WP

Elizabeth B. Dater                                 Partner, WP

Stephen Distler                                    Partner, WP

P. Nicholas Edwards(2)                             Partner, WP

Harold W. Ehrlich                                  Partner, WP

Louis G. Elson                                     Partner, WP

John L. Furth                                      Partner, WP

Stewart K.P. Gross                                 Partner, WP

Patrick T. Hackett                                 Partner, WP

Jeffrey A. Harris                                  Partner, WP

A. Michael Hoffman                                 Partner, WP

William H. Janeway                                 Partner, WP

Douglas M. Karp                                    Partner, WP

Charles R. Kaye                                    Partner, WP

Richard H. King(2)

Henry Kressel                                      Partner, WP

Joseph P. Landy                                    Partner, WP

Sidney Lapidus                                     Partner, WP

Kewsong Lee                                        Partner, WP

Reuben S. Leibowitz                                Partner, WP

S. Joshua Lewis                                    Partner, WP

David E. Libowitz                                  Partner, WP

Brady T. Lipp                                      Partner, WP

Stephen J. Lurito                                  Partner, WP

Spencer S. Marsh III                               Partner, WP

Lynn S. Martin                                     Partner, WP

Edward J. McKinley                                 Partner, WP

Rodman W. Moorhead III                             Partner, WP

Maryanne Mullarkey                                 Partner, WP

Howard H. Newman                                   Partner, WP

Gary D. Nusbaum                                    Partner, WP

Sharon B. Parente                                  Partner, WP

Dalip Pathak                                       Partner, WP

Daphine D. Philipson                               Partner, WP

Lionel I. Pincus                                   Managing Partner, WP;
                                                   Chairman of the Board and
                                                   CEO, EMW; Managing Partner,
                                                   Pincus & Co.

Eugene L. Podsiadlo                                Partner, WP

Ernest H. Pomerantz                                Partner, WP

Brian S. Posner                                    Partner, WP

Arnold M. Reichman                                 Partner, WP

Roger Reinlieb                                     Partner, WP

John D. Santoleri                                  Partner, WP

Steven G. Schneider                                Partner, WP

Sheila N. Scott                                    Partner, WP

Eugene J. Siembieda                                Partner, WP

Dominic H. Shorthouse(2)

Chang Q. Sun(3)

James E. Thomas                                    Partner, WP

John L. Vogelstein                                 Partner, WP

Elizabeth H. Weathermen                            Partner, WP

Pincus & Co.*





















-----------------------
(1)     Citizen of Canada

(2)     Citizen of United Kingdom

(3)     Citizen of People's Republic of China

*       New York limited partnership; its primary activity is ownership in WP.